CANETIC RESOURCES TRUST

NOTICE

This Notice accompanies, and should be read in conjunction with, the Certification of Annual Filings Form 52-109F1 of David J. Broshko Vice President, Finance and Chief Financial Officer dated March 9, 2006 (the "Original Certificate") filed by Canetic Resources Trust (the "issuer") with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate certified the annual filings, which were filed on SEDAR on March 29, 2006.  The MD&A, filed on March 29, 2006, was subsequently revised to include the conclusions of the CEO and CFO of the effectiveness of Canetic's disclosure controls and procedures for the year ended December 31, 2005 which were omitted in the MD&A filed on March 29, 2006 and is being filed as an amended MD&A dated August 14, 2006.  The certificate attached hereto is being filed in order to certify the amended MD&A.  As of the date of this notice, the Original Certificate is superseded and replaced by the Form 52-109F1 of David J. Broshko Vice President, Finance and Chief Financial Officer dated August 14, 2006 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated August 14, 2006

Yours truly,

CANETIC RESOURCES INC., as Administrator for
CANETIC RESOURCES TRUST

(signed "Brian D. Evans")

Brian D. Evans
Vice President, General Counsel & Secretary

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I David J. Broshko, Vice President, Finance and Chief Financial Officer of Canetic Resources Inc., on behalf of Canetic Resources Trust, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canetic Resources Trust, (the issuer) for the period ending December 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

August 14, 2006

(Signed by David J. Broshko)___________
David J. Broshko, C.A.
Vice President, Finance and Chief Financial Officer